Exhibit 99.14

CONSENT

The undersigned hereby consents to the use of my name and the scientific and technical information with respect to the Tonopah Lithium Claims Project derived from Sections 1 to 12 and portions of Sections 14 to 27 of the technical report titled “Tonopah Lithium Claims Project NI 43-101 Technical Report – Preliminary Economic Assessment” with an effective date of January 31, 2023, which is included in this annual report on Form 40-F for the year ended February 28, 2023 (the “Form 40-F”) and the exhibits filed with the Form 40-F being filed by American Lithium Corp. with the United States Securities and Exchange Commission.

/s/ Joan C. Kester

Joan C. Kester, P.Geo.
Date: May 30, 2023